

January 4, 2013

Clair E. Pagnano, Esquire
K & L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts   02111

> Re: Eaton Vance Municipal Income Term Trust
>   File Numbers 333-185340; 811-227777

Dear Ms. Pagnano:

We have reviewed the registration statement on Form N-2 for Eaton Vance Municipal Income Term Trust (the "Fund") filed with the Commission on December 7, 2012. We have the following comments:

Prospectus Summary

Investment Objectives and Policies

Portfolio Parameters

1. The prospectus states that interest on municipal obligations is, "in the opinion of the issuer's counsel," generally exempt from regular income tax. Please file this opinion of counsel as an exhibit, and disclose whether there is any other reliance, for example, an IRS ruling or position, to this effect.

2. The prospectus states that the Fund may invest in municipal obligations that are insured. Please disclose whether the Fund only will purchase securities that have insurance, and if not, will the Fund procure such insurance policies.

3. In the strategy section for the Fund, please disclose the targeted or actual dollar weighted average portfolio maturity or duration of the Fund. Also, please add "plus borrowings for investment purposes" after 80% of its net assets.

Leverage

4. The Fund anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds. Please describe, in plain English, how

residual interest bonds create leverage. Please consider using a chart or diagram which may be useful to investors.

5. The Fund may buy residual interest in the assets and cash flows of a special-purpose vehicle ("SPV"), which also issues and sells notes paying floating rates of interest to third parties. Please supplementally inform the staff whether the SPVs are affiliated with the Adviser or the Fund.

6. The prospectus states that for investments in residual interest bonds, the Fund's "total managed assets" includes the gross assets of the associated SPVs. Please disclose, in plain English, how this would affect the shareholder's fees which are based on the total managed assets. Also, disclose how the amount of leverage from residual interest bonds is calculated for purposes of the section 15 contract.

7. Given that financial leveraging may be in the form of investments in residual interest bonds and other instruments, please disclose that the Fund will comply with all applicable asset coverage restrictions and that the Fund will segregate assets equal to the amounts required by the Investment Company Act of 1940 ("1940 Act").   Also, if there are no limits, other than the provisions of the 1940 Act, to the Fund's use of leverage, please disclose this and any attendant risks.

8. The prospectus states that the Fund may also purchase residential interest bonds in secondary market transactions without owning the underlying bond and "such transactions are not required to be treated as secured borrowings." Please disclose the meaning of this phrase and how it complies with the asset segregation requirements of the 1940 Act.

9. The prospectus states that the Fund will "initially" invest in residual interest bonds although it "has no current intention to do so." Please reconcile these two statements. Specifically, please disclose whether the Fund expects to do so in the near future.

Derivatives Risk

10. The Fund may invest without limitation in derivative instruments.   Please be more specific in the disclosure regarding derivatives, including but not limited to, any percentage limitation on the use of derivatives. Also, please disclose the types of derivatives the Fund expects to use and how the Fund expects to use them. *See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Investment Company Institute, to Kerrie McMillan, "Derivatives-Related Disclosures by Investment Companies" (July 30, 2010).*

<u>Anti-takeover Provisions</u>

11. In the section titled "Anti-takeover provisions," please briefly disclose the anti-takeover provisions that may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees.

<u>Summary of Fund Expenses</u>

12. Please disclose whether the Fund anticipates any preferred or debt offerings in the next twelve months, and if so, the cost of these need to be reflected in the fee tables.

13. The prospectus states that the Fund's investments in derivatives will be counted towards the satisfaction of the Fund's 80% policy. Please disclose in the summary that the advisory fee is based on managed assets, and whether the notional value of derivative contracts is included in the fee calculation. Please disclose how derivatives will be valued for purposes of the 80% test, specifically, whether it will it be notional value or market to market.

14. Please explain how you intend to value derivatives for purposes of the investment advisory contract and whether it is consistent with the requirements of section 15 of the 1940 Act.

15. The fee table shows "Interest Expenses" as a sub caption of "Other expenses." Please revise the fee table to reflect that caption as a line item above "Other expenses."

16. Footnote 5 states that the investment advisory fee is a percentage of the Fund's average daily total managed assets up to a certain amount. Please clarify in footnote 5 how the management fee is based on managed assets, and how this converts to net assets for the fee table, based on the assumed (estimated) amount of leverage. In addition, revise the footnotes so that managed assets also include the notional value of long forward foreign currency contracts and other derivative positions.

17. Please substitute the fee table caption titled "Investment advisory fee" with "Management Fees." *See* N-2, Item 3.

18. Footnote 4 includes table that assumes there is no leveraging. Please disclose whether "total managed assets" includes the traditional means of borrowing, such as issuing debt securities or a line of credit, or whether it includes only derivative leveraging.

<u>Primary Investment Policies</u>

19. The prospectus states that the Fund may sell a security when the Adviser believes it no longer represents attractive relative value or as cash needs dictate. Please indicate how the investment adviser will determine which securities to buy and sell on a daily basis.

<u>Distributions</u>

20. The Fund intends to make monthly distributions of net investment income. Please disclose more fully how the managed distribution policy is implemented. Specifically, explain briefly the effects of the regular monthly distributions including return of capital distributions.

<u>Anti-Takeover Provisions in the Declaration of Trust</u>

21. The prospectus states that the declaration of trust includes certain anti-takeover provisions. Please disclose that the Fund will not opt in to the control share acquisition provisions of the state statute given that the staff has taken the position that anti-takeover provisions are inconsistent with section 18(i) of the 1940 Act. *See Boulder Total Return Fund, Inc. no action letter (November 15, 2010).*

Statement of Additional Information ("SAI")

<u>Event-Linked Exposure</u>

22. The Fund may invest in event-linked or "catastrophe bonds." Please disclose how much the Fund anticipates investing in such bonds. Also, please briefly expand the disclosure regarding how the exposure may also be subject to liquidity risk.

<u>Federal Income Tax Matters</u>

23. The SAI states that distributions that exceed the Fund's net investment income and net capital will be treated as a "tax-free" return of capital. Please disclose that this is, in fact, a tax deferral. In this regard, please disclose that as a shareholder's basis in the securities is lowered, it may subject a shareholder to taxes upon the sale of securities, even if the securities are sold at a price lower than the initial purchase price.

<u>Investment Restrictions</u>

24. The SAI states after paragraph (8) of the "Investment Restrictions" that the Fund has no intention to borrow for investment purposes. The

prospectus, however, states that the Fund will leverage almost immediately. Please reconcile and reconcile.

<u>Trustees and Officers</u>

25. The table containing independent trustee information contains a heading stating "Other Trusteeships Held." Please include the trusteeships held during the past 5 years.

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statements, each should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel